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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                               (Amendment No. 2)

                               HELLO DIRECT, INC.
                           (Name of Subject Company)

                           GN ACQUISITION CORPORATION
                              GN GREAT NORDIC LTD.
                                   (Offerors)

                    Common Stock, Par Value $0.001 per Share
                         (Title of Class of Securities)

                            -----------------------

                                   423402106
                     (Cusip Number of Class of Securities)

                                Jorn Kildegaard
                             c/o John A. Bick, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                               John A. Bick, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE
================================================================================
                  Transaction Valuation*                  Amount of Filing Fee**
--------------------------------------------------------------------------------
                       $107,025,793                                $21,405
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*    Calculated by multiplying $16.40, the per share tender offer price, by
     6,525,963, the sum of the number of shares of Common Stock sought in the Offer and the 1,198,835 shares of Common Stock subject to options and warrants that will be vested and exercisable as of the date of the closing of the offer.

**   Calculated as 1/50 of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    $18,921.        Filing Party: GN Acquisition Corporation.
     Form or Registration No.:  Schedule TO.    Date Filed:   October 11, 2000.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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


     This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the SEC on October 11, 2000, by GN Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of GN Great Nordic Ltd., a Danish corporation ("Great Nordic"), as amended by Amendment No. 1 to the Schedule TO filed with the SEC on October 26, 2000, relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares") of Hello Direct, Inc., a Delaware corporation (the "Company"), at a price of $16.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively to the Schedule TO.

     All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Schedule TO.

     The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 1. Summary Term Sheet.

     Item 1 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

     The information set forth in the "Summary Term Sheet" of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph after the second full paragraph on page 3 entitled "Is there an agreement governing the offer?":

     ""What is the top-up stock option, and how can it be exercised?"

          Hello Direct granted us the "top-up stock option" under the stock option agreement between Great Nordic, GN Acquisition and Hello Direct. If we exercise the top-up stock option, we will be entitled to purchase from Hello Direct a number of shares that, when added to the shares that we own immediately following consummation of the offer, will constitute 90% of the shares then outstanding (assuming issuance of the shares which we purchase pursuant to the exercise of the top-up stock option). We may elect, in our sole discretion, to exercise the top-up stock option if, pursuant to the terms of the offer, we accept for payment shares constituting more than 75% but less than 90% of the shares then outstanding on a fully-diluted basis. The top-up stock option will expire if not exercised by us prior to the earliest of (i) the date on which the merger of Hello Direct and Purchaser becomes effective; (ii) the date which is 20 business days after the date on which we accept for payment shares constituting more than 75% but less than 90% of the shares then outstanding on a fully-diluted basis; and (iii) the date on which the merger agreement is terminated. See "The Offer - Section 11 - Purpose of the Offer; Plans for the Company; The Merger Agreement; The Stock Option Agreement; the Non-Disclosure Agreement."

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

     The information set forth in the last sentence of the third paragraph of "The Offer--Section 1--Terms of the Offer; Expiration Date" of the Offer to Purchase is hereby amended and supplemented in its entirety to read as follows:

     "We may also elect, in our sole discretion, to provide a subsequent offering period (a "Subsequent Offering Period"), subject to the conditions set forth in Rule 14d-11 of the Exchange Act. A Subsequent Offering Period, if one is provided, is not an extension of the Offer. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer, in which stockholders may tender shares not tendered into the Offer. No withdrawal rights apply to shares tendered in a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to shares tendered in the Offer and accepted for payment. The same consideration will be paid to stockholders tendering Shares in the Offer or in a Subsequent Offering Period, if one is provided. We will immediately accept and promptly pay for Shares as they are tendered during any Subsequent Offering Period.

          In a public release, the SEC has expressed the view that providing a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring us to amend the Offer and to disseminate new information to stockholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). In the event that we elect to include a Subsequent Offering Period, we will notify stockholders in a manner consistent with the requirements of the SEC."

     The information set forth in the fourth paragraph of "The Offer--Section 1--Terms of the Offer; Expiration Date" of the Offer to Purchase is hereby amended and supplemented in its entirety to read as follows:

          "Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof. In the case of an extension, such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, as required by the public announcement provisions of Rule 14e-1(d) under the Exchange Act. Any public announcement will be made by issuing a press release to the Dow Jones News Service. Except as set forth in the preceding sentence, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement."

     The information set forth in the first paragraph of "The Offer--Section 2--Acceptance for Payment and Payment"of the Offer to Purchase is hereby amended and supplemented in its entirety to read as follows:

          "Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn as soon as practicable after the later of the Expiration Date and the date on which the applicable waiting period under the HSR Act has expired or been terminated. In addition, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares in order to comply in whole or in part with any applicable law. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "The Offer--Section 14--Extension of Tender Offer Period; Subsequent Offering Period; Termination; Amendment."

     The information set forth in the first paragraph of "The Offer--Section 9--Source and Amount of Funds"of the Offer to Purchase is hereby amended and supplemented in its entirety to read as follows:

          "We will need approximately $97 million to purchase all Shares pursuant to the Offer and to pay related fees and expenses. We will obtain such funds through an indirect capital contribution from Great Nordic. Great Nordic will obtain such funds from cash on hand."

     The information set forth in the twenty-first and twenty-second paragraphs of "The Offer--Section 10--Background of the Offer" is hereby amended and supplemented in its entirety to read as follows:

          "On September 29, 2000, also in response to the Company's requests to submit revised proposals, the other party again proposed a stock-for-stock transaction at a nominal value of $17.00 per share. In this revised proposal, the other party proposed to reduce (but not eliminate) the proposed delay in the announcement and consummation of the proposed transaction, and to reduce the termination fee payable in the event of termination of the transaction. However, in all other material respects, the proposal remained subject to the same conditions as the other party's September 18, 2000 proposal.

          At a meeting held on September 30, 2000, the Board of Directors of the Company considered the alternative transaction structures available. The primary proposals that the board considered were GN Netcom's proposed $16.40 per share cash offer, and the other party's proposed stock-for-stock transaction with a nominal value of $17.00 per share. The Board of Directors of the Company determined that there was meaningful risk that the nominal $17.00 value would not ultimately be realized, based on many factors, including:

          o the proposed delay in the announcement and consummation of the transaction;

          o proposed collar mechanisms in the other party's offer which would expose the Company's stockholders to the risk of a decline in the other party's stock price;

          o    other uncertain terms and conditions contained in the proposal;
               and

          o the potential reduction in the purchase price based on fees and expenses incurred in the transaction.

          In addition, the Board of Directors of the Company considered the volatility of the stock of the other party and the associated investment risks for the Company's stockholders in the event that they were to receive stock of that other party. Finally, the Board of Directors of the Company considered the risk that the Company might be unable to complete a business combination that would qualify for a pooling of interests accounting treatment, since such treatment was a condition of the other party's indication of interest.

          After consultation with its advisors, the Board of Directors of the Company confirmed its preference for an all cash deal. Negotiations between the Company and Great Nordic continued through October 3, 2000, culminating in the Company and Great Nordic agreeing upon a form of definitive agreement to be presented for review by the Company's Board of Directors at a meeting scheduled for October 3, 2000."

     The information set forth in the fourth paragraph of "The Offer--Section 14--Extension of Tender Period; Subsequent Offering Period; Termination; Amendment" of the Offer to Purchase is amended and supplemented in its entirety to read as follows:

          "A Subsequent Offering Period, if one is provided, is not an extension of the Offer. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer, in which stockholders may tender shares not tendered into the Offer. No withdrawal rights apply to shares tendered in a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to shares tendered in the Offer and accepted for payment. The same consideration will be paid to stockholders tendering Shares in the Offer or in a Subsequent Offering Period, if one is provided. We will immediately accept and promptly pay for Shares as they are tendered during any Subsequent Offering Period.

          In a public release, the SEC has expressed the view that providing a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring us to amend the Offer and to disseminate new information to stockholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). In the event that we elect to include a Subsequent Offering Period, we will notify stockholders in a manner consistent with the requirements of the SEC."

     The information set forth in the sixth paragraph of "The Offer--Section 14--Extension of Tender Period; Subsequent Offering Period; Termination; Amendment"of the Offer to Purchase is amended and supplemented in its entirety to read as follows:

     "Any extension, termination or amendment of the Offer or extension of a Subsequent Offering Period will be followed as promptly as practicable by public announcement thereof. In the case of an extension, such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, as required by the public announcement provisions of Rule 14e-1(d) under the Exchange Act. Any public announcement will be made by issuing a press release to the Dow Jones News Service. Except as set forth in the preceding sentence, subject to applicable law (including Rules 14d-4(d) and 14d- 6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement."

     The information set forth in the first paragraph of "The Offer--Section 15--Certain Conditions of the Offer"of the Offer to Purchase is amended and supplemented in its entirety to read as follows:

          "Notwithstanding any other provisions of the Offer, the Offer is conditioned upon satisfaction of the following conditions: (i) any applicable waiting period under the HSR Act or any foreign antitrust, investment or competition law or regulation shall have expired or been terminated, (ii) the Minimum Condition shall have been satisfied, and
     (iii) at any time on or after the date of the Merger Agreement and before the Expiration Date, none of the following events shall occur or shall be determined by us to have occurred:"

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     October 27, 2000


                                       GN ACQUISITION CORPORATION


                                       By: /s/  Dean Kacos
                                           -------------------------------------
                                           Name:  Dean Kacos
                                           Title: Director



                                       GN GREAT NORDIC LTD.


                                       By: /s/  Jorgen Lindegaard
                                           -------------------------------------
                                           Name:  Jorgen Lindegaard
                                           Title: President and Chief Executive
                                                  Officer

                                       By: /s/  Jorn Kildegaard
                                           -------------------------------------
                                            Name:  Jorn Kildegaard
                                            Title: Executive Vice President